1875 K Street, NW Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

January 31, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares Trust
File Nos. 333-92935 and 811-09729
Post-Effective Amendment No. 506

Ladies and Gentlemen:

On behalf of the iShares Trust (the “Trust”), we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”), and the Investment Company Act of 1940, Post-Effective Amendment No. 506 to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Trust:

iShares S&P International Preferred Stock Index Fund (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P International Preferred Index (the “Underlying Index”). The Underlying Index has been developed by Standard & Poor’s Financial Services LLC to measure the performance of a select group of preferred stocks from non-U.S. developed markets. The Underlying Index includes developed-market preferred stocks with a market capitalization over $100 million that meet minimum price, liquidity, trading volume, maturity and other requirements determined by the sponsor of the Underlying Index.

New York        Washington        Paris        London        Milan         Rome        Frankfurt        Brussels

in alliance with Dickson Minto W.S., London and Edinburgh

(2)	Brokerage Transactions

The Fund has updated the disclosure relating to brokerage arrangements in connection with creation and redemption transactions under the heading “Brokerage Transactions” in its Statement of Additional Information (“SAI”).

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 497 filed pursuant to Rule 485(a)(2) relating to iShares MSCI China Index Fund.

(3)	Creations and Redemptions

The Fund has updated the disclosure of costs associated with creation and redemption transactions under the heading “Shareholder Information” in its prospectus and under the heading “Creation and Redemption of Creation Units” in its SAI.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 497 filed pursuant to Rule 485(a)(2) relating to iShares MSCI China Index Fund.

(3)	Other Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. Disclosure related to sub-advisers and delegation of advisory services has been added. The tax disclosure has also been updated to reflect recent legislation.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 501 filed pursuant to Rule 485(a)(2) relating to iShares High Dividend Equity Fund.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 377, filed pursuant to Rule 485(a) on February 1, 2010, relating to the iShares MSCI Philippines Investable Market Index Fund. The disclosures applicable to the Fund and the Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other matters under the headings identified below.

In the Prospectus:

“Introduction,” “Portfolio Holdings Information,” “Management—Administrator, Custodian and Transfer Agent,” “Shareholder Information—Buying and Selling Shares,” “Shareholder Information—Book Entry,” “Shareholder Information—Share Prices,” “Shareholder Information—Dividends and Distributions,” “Shareholder Information—Taxes,”

“Shareholder Information—Taxes on Distribution,” “Shareholder Information—Creations and Redemptions,” “Shareholder Information—Householding.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services—Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services—Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services—Distributor” “Additional Information Concerning the Trust—Termination of the Trust or the Fund,” “Additional Information Concerning the Trust—DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information.”

*     *    *    *    *

Other than as set out above, the operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1138.

Sincerely,

/s/ Ryan Leshaw

cc:	Andrew Josef, Esq.

Michael Gung

Benjamin J. Haskin, Esq.

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).